Exhibit 99.1

Valens Semiconductor Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

HOD HASHARON, Israel, March 3, 2023 - Valens Semiconductor Ltd. (“Valens”) (NYSE: VLN) announced, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, that its 2022 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 1, 2023. Valens’ 2022 Annual Report on Form 20-F includes the Company’s audited financial statements for the year ended December 31, 2022. A copy of Valens’ 2022 Annual Report on Form 20-F is available in the Investor Relations section of the Company’s website, www.valens.com and is accessible at www.sec.gov.

To reduce environmental impact, Valens encourages holders to download the report directly from its website, as noted above. However, Valens will provide to all holders of its securities a hard copy of its 2022 Annual Report on Form 20-F, free of charge, upon request through its website or in writing to Valens Semiconductor Ltd., Attn: Daphna Golden, 8 Hanagar St., POB 7152, Hod Hasharon 4501309, Israel.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor